SUNOCO LOGISTICS PARTNERS L.P.

3807 West Chester Pike

Newtown Square, Pennsylvania 19073

(866) 248-4344

March 22, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attn:	H. Roger Schwall, Assistant Director
Office of Natural Resources

Re:	Sunoco Logistics Partners L.P.
Registration Statement on Form S-4
File No. 333-215183

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, the undersigned, on behalf of Sunoco Logistics Partners L.P. (the “Partnership”), respectfully requests that the effective date of the Registration Statement on Form S-4 referred to above be accelerated so that it will become effective at 1:00 p.m., New York time, on March 24, 2017, or as soon as practicable thereafter.

The Partnership hereby acknowledges that:

•	should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Partnership from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Partnership may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

SUNOCO LOGISTICS PARTNERS L.P.

By:	Sunoco Partners LLC, its general partner

By:	/s/ Peter J. Gvazdauskas
Name:	Peter J. Gvazdauskas
Title:	Chief Financial Officer and Treasurer

cc:	William N. Finnegan IV, Latham & Watkins LLP
Ryan J. Maierson, Latham & Watkins LLP
Debbie P. Yee, Latham & Watkins LLP

Michael J. Swidler, Vinson & Elkins L.L.P.
Lande A. Spottswood, Vinson & Elkins L.L.P.
Mike Rosenwasser, Vinson & Elkins L.L.P.